April 27, 2020

U.S. Securities and Exchange Commission                            Via EDGAR
Division of Corporation Finance
Washington, D.C. 20549
Attn:    Adam Phippen or Bill Thompson

Re:	Big Lots, Inc.
Form 10-K for the Fiscal Year Ended February 1, 2020
Filed March 31, 2020
File No. 001-08897

Ladies and Gentlemen:

Set forth below are the responses of Big Lots, Inc. (“we,” “us,” “our,” “Big Lots” and the “Company”) to the comments regarding the above-referenced filing contained in the letter from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) dated April 23, 2020. For your convenience, the comments of the Staff are reproduced in bold font below and are followed in each case by our response. Unless otherwise stated, references to years in our responses relate to fiscal years of Big Lots rather than calendar years.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Operating Results Summary, page 20

1.
We note you reference Form 10-K for the year ended February 2, 2019 for a comparison of operating results for 2018 to operating results for 2017 in the first paragraph on page 21. The instructions to Item 303(a) of Regulation S-K require that you include a statement identifying the location in the prior filing where the omitted discussion may be found. Please revise to reference Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations included in Form 10-K for the fiscal year ended February 2, 2019.

Response: In our future filings, we will include the location in the prior filing where the omitted discussion may be found. Specifically, our Form 10-K for the fiscal year ended January 30, 2021 will include the following reference: “See Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Form 10-K for the year ended February 1, 2020 for a comparison of operating results for 2019 to operating results for 2018.”

U.S. Securities and Exchange Commission
April 27, 2020

Item 8. Financial Statements and Supplementary Data
Note 3 - Debt, page 50

2.
We note that you are required to comply with a leverage ratio and a fixed charge coverage ratio under the 2018 Credit Agreement. Please tell us whether these covenants restrict your ability to pay dividends. If so, please provide the disclosure required by Item 4-08(e)(1) of Regulation S-X.

Response: The 2018 Credit Agreement, which is furnished as Exhibit 10.41 to our Form 10-K for the year ended February 1, 2020, does not contain provisions that restrict our ability to pay dividends if we fail to maintain the leverage ratio and/or fixed charge coverage ratio required by the agreement. More specifically, the Company noted that failure to maintain the leverage ratio and/or fixed charge coverage ratio is an event of default under Section 9.1 of the 2018 Credit Agreement. Section 9.2 of the 2018 Credit Agreement, which outlines the consequences of events of default, does not contain any provisions restricting payment of dividends upon an event of default. Therefore, the Company is in compliance with the requirements of Item 4-08(e)(1) of Regulation S-X and no additional disclosures are required.

For transparency, the Company will include the following disclosure in its future filings: “The covenants of the 2018 Credit Agreement do not restrict our ability to pay dividends.”

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We acknowledge that we are responsible for the accuracy and adequacy of the disclosures in our Form 10-K for the fiscal year ended February 1, 2020.

On behalf of Big Lots, I thank you for your consideration of our responses. If you have any questions or would like to discuss any of the information covered in this letter, please contact me at (614) 278-6800.

Sincerely,

/s/ Jonathan E. Ramsden

Jonathan E. Ramsden
Executive Vice President, Chief Financial
and Administrative Officer